Epi One, Inc.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
Prepared in accordance with U.S. GAAP

	2025 ($)	2024 ($)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	-1,026,374.14	-969,713
Payroll-related timing differences	-29,727.92	
Security deposit reclassification	-3,788.48	—
Net cash used in operating activities	-1,059,890.54	-969,713
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant, and equipment	-123,863.00	-117,801.08
Net cash used in investing activities	-123,863.00	-117,801.08
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of equity	115,900.43	3,629,121.16
Net credit card increase	17,931.61	0.00
Net cash provided by financing activities	133,832.04	3,629,121.16
NET CHANGE IN CASH		
Operating activities	-1,059,890.54	-969,712.74
Investing activities	-123,863.00	-117,801.08
Financing activities	133,832.04	3,629,121.16
Net change in cash:	-1,049,921.50	2,541,607.34
CASH – BEGINNING OF YEAR	**$2,598,461.60**	**$56,854.26**
CASH – END OF YEAR		
Bank cash	$50,000.53	$1,098,461.60
SWIFT treasury	$1,498,539.57	$1,500,000.00
Total cash & equivalents	**$1,548,540.10**	**$2,598,461.60**